Exhibit 99.1

IHS Towers Appoints Colby Synesael

as Senior Vice President of Communications

February 28, 2022, London and New York: IHS Holding Limited (NYSE: IHS) (“HIS Towers”), one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world by tower count, today announces the appointment of Colby Synesael as Senior Vice President of Communications effective March 1, 2022.

Based in New York City, Colby will be responsible for further developing the Group’s Investor Relations practice and the existing Communications & Sustainability team. He will be reporting to the company CFO and will also work closely with Sam Darwish, Chairman and CEO, in addition to becoming a member of IHS Towers’ Executive Management Committee.

The appointment is part of a broader initiative within IHS Towers to expand the senior management team, including the recent appointment of Bill Bates as Senior Vice President and Chief Strategy Officer in January 2022, as the company looks to further scale the business following the public listing of IHS Towers on the NYSE in October last year.

Colby has been in sell-side equity research for the past 20 years and is regarded as one of the top Communications Infrastructure (towers, data centers, fiber, small cells) analysts, having been ranked within the top three of Institutional Investor’s (II) annual sell-side polls each of the past five years. Colby has spent the past 12 years at Cowen as a leader of the research team.

Sam Darwish, IHS Towers Chairman and CEO, said: “I am delighted to welcome Colby and add yet another seasoned expert to our Executive Management Committee. Colby brings invaluable insight as an II-ranked research analyst in the Communications Infrastructure sector along with significant knowledge of and experience in working directly with the investor and analyst community. His appointment reflects our larger agenda to continue to further strengthen our senior management team and ensure sustainable long-term value creation for our shareholders.”

Jeffrey M. Solomon, Cowen Chair and CEO, said: “Colby has been an outstanding partner of ours at Cowen for over a decade. As a senior research analyst, he is a well-respected thought leader within the Communications Infrastructure space.  Although we will miss his curiosity and valuable insights, we are grateful for his contributions to our award-winning research franchise and wish him much success in his new role.”

Colby Synesael, IHS Towers Senior Vice President of Communications, said: “I’m excited to join IHS Towers having gotten to know Sam and other members of the management team during the company’s IPO process. I believe IHS has a meaningful growth opportunity in front of it that, if executed upon and effectively communicated, should translate into real and durable value creation for shareholders over the next several years. Having been on the sell-side for essentially my entire career, I’m looking forward to this next chapter and can’t think of a more exciting company to be joining. I expect we will see significant demand for communications infrastructure within emerging markets over the next decade and believe that IHS is uniquely positioned to benefit. I also want to thank Cowen for the opportunity they gave me and for being such a great place to work. I’m proud of what we built together and believe they are well positioned to continue to grow its leadership within the broader Communications Services space in the years to come.”

ENDS

About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared telecommunications infrastructure in the world by tower count and is the only towerco solely focused on the emerging markets. The Company has more than 38,000 towers pro forma across its 11 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Peru, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

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